

January 6, 2011

Peter Klamka
Chief Executive Officer
WTTJ Corp.
17033 S. Dixie Highway
Miami, FL 33157

> **Re: WTTJ Corp.**
> **Amendment No. 5 to Form 10**
> **Filed November 2, 2010**
>
> **Form 10-Q/A for the Quarterly Period ended September 30, 2010**
> **Filed December 2, 2010**
> **File No. 000-54082**

Dear Mr. Klamka:

      We have reviewed the above-cited filing and your response letter dated December 2, 2010 and have the following comments. Please note that any references to prior comments refer to those provided in our letter dated November 22, 2010.

Amendment No. 5 to Form 10

General

1. We note that you did not respond to prior comments 1 and 2 of our prior letter. Please advise.

Form 10-Q/A for the Quarterly Period ended September 30, 2010

Item 3. Controls and Procedures

2. Although you confirmed in your letter dated December 2, 2010 that you would conform your future filings to the Exchange Act rules cited in prior comments 4, 5 and 6 of our letter dated November 22, 2010, you did not provide conforming disclosure in the above-cited Form 10-Q/A. Specifically, you did not conform your definition of disclosure controls to the definition provided in Exchange Act Rules 13a-15(e) or 15d-15(e). Additionally, you did not provide the conclusion of your principal financial officer, or the person performing similar functions, regarding the effectiveness of your disclosure controls and procedures nor did you provide the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) on behalf of your principal financial officer. With respect to your qualification regarding the level of assurance that your control system can

provide, you did not provide disclosure responsive to prior comment 6. Please file an amendment to provide the required disclosures.

3. In addition, we note that the conclusion of your officer that your disclosure controls and procedures are effective "in timely alerting him to material information required to be included in our periodic SEC filings" is more limited than the definition of disclosure controls provided in the Exchange Act rules cited above. Please file an amendment to provide the required disclosure.

4. Please note that the Exhibits 31.1 and 32.1, which you filed as appendices, must be filed instead as exhibits to your Exchange Act reports. In addition, both certifications must identify, or indicate the person(s) signing in the capacity of, the principal executive and financial officers. Please ensure that you file conforming exhibits with your amended filing.

Please direct all questions to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel